UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Appointment of Chief Business Officer

Regencell Bioscience Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company” or “Regencell”), promoted Yat-Pui Au (“Mr. Au”) from senior vice president of the Company to chief business officer of the Company, effective February 1, 2023.

“We are delighted to promote Yat-Pui to the role of chief business officer. Yat-Pui is an accomplished professional in strategic management and business operations, with a track record in the physical security and property management sectors industry. We believe Yat-Pui will continue to contribute to our growth,” said Yat-Gai Au, the chief executive officer and chairman of the board of directors of the Company.

Mr. Au has more than 24 year experience in strategic management and business operations. He joined Regencell in October 2021. Prior to Regencell, he worked at various leading roles in the physical security and property management sectors, where he implemented digital and cloud-based CRM solutions, completed major technology projects for governmental/institutional/private sectors, and streamlined business operations across marketing, finance, IT, human resources and operations departments. Mr. Au started his career as a consultant analyst for Computer Sciences Corporation for IT/MIS integrations and deployment. Mr. Au obtained his bachelor’s degree in legal studies from University of California, Berkeley. Mr. Au is the brother of Yat-Gai Au, the chief executive officer and chairman of the board of directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and Chairman of the Board of Directors

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